UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Microvast Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59516C106

(CUSIP Number)

Yang Wu

Microvast Holdings, Inc.

12603 Southwest Freeway, Suite 300

Stafford, Texas 77477

(281) 491-9505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 59516C106

1		NAME OF REPORTING PERSON Yang Wu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,536,953 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,536,953 (2)
	10	SHARED DISPOSITIVE POWER 2,000,000 (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,536,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1% (4)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes: (i) 50,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of Microvast Holdings, Inc. (the “Company”) that may be received upon the conversion of certain convertible loans in the aggregate amount of $25,000,000 (the “Loans”) for which the principal balance may be converted, in whole or in part, in increments of $100,000 into shares of Common Stock at an initial conversion rate of two shares of Common Stock per $1.00 of principal to be converted; (ii) presently exercisable warrants to purchase 5,500,000 shares of Common Stock; and (iii) 2,000,000 shares of Common Stock held by the Reporting Person’s children over which the Reporting Person has sole voting and shared dispositive power.
(2)	Excludes 2,000,000 shares of Common Stock held by the Reporting Person’s children over which the Reporting Person has sole voting and shared dispositive power.
(3)	Represents shares of Common Stock held by the Reporting Person’s children over which the Reporting Person has sole voting and shared dispositive power.
(4)	This percentage is calculated based on 323,815,298 shares of Common Stock outstanding of the Company as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2024, and includes an additional 50,000,000 shares of Common Stock that may be received upon conversion of the Convertible Note and 5,500,000 shares of Common Stock subject to presently exercisable warrants held by the Reporting Person.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021 (the “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. Except as otherwise set forth herein, the Statement is unmodified by this Amendment No. 1.

The principal executive offices of the Company are located at 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477.

Item 2.	Identity and Background.
(b)	The principal business address of the Reporting Person is 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477.
(c)	The principal business address of the Company is 12603 Southwest Freeway, Suite 300, Stafford, Texas 77477.
Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Amendment No. 1 were received by the Reporting Person in connection with the entry into the Loan Agreement and the issuance of the Warrant (each as defined in Item 4 below). The source of funds for the Loans (as defined in Item 4) was the Reporting Peron’s personal funds.

Item 4.	Purpose of Transaction.

Loan Agreement

On May 28, 2024, the Company entered into a Loan and Security Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), by and among the Company, as a guarantor, Microvast, Inc., a Delaware corporation and a direct subsidiary of the Company, as borrower (the “Borrower”), each direct or indirect subsidiary of the Company that is or may, from time to time, become a “Loan Party” party thereto (and, together with the Company, each a “Guarantor” and collectively, the “Guarantors” and together with the Borrower, each a “Loan Party” and collectively, the “Loan Parties”), the Reporting Person, as initial lender (the “Initial Lender” and, together with the Initial Lender’s permitted successors and assigns, the “Lenders”) and Acquiom Agency Services LLC, as administrative agent and collateral agent for all Lenders (in such capacities, and any successors and permitted assigns thereto in such capacities, “Agent”), pursuant to which the Lenders may, upon the terms and subject to the conditions stated therein, make loans to the Borrower (the “Loans”). Capitalized terms used but not defined in this Item 4 shall have the meanings given to such terms in the Loan Agreement.

The Loan Agreement provides, among other things, that the Lenders will make the Loans available to the Borrower, upon the terms and subject to the conditions stated therein, in the form of an Initial Term Loan of $12,000,000, which Initial Term Loan was funded on the Closing Date, and a Delayed Draw Term Loan of $13,000,000, which Delayed Draw Term Loan was funded on July 23, 2023, at an initial interest rate equal to Term SOFR for the applicable Interest Period, plus an initial Applicable Margin of 9.75% per annum, 3.75% of which shall be paid in kind rather than in cash. The Loans have a maturity date of November 28, 2025, which maturity date may be accelerated upon the occurrence and continuance of an Event of Default in accordance with the terms of the Loan Agreement. The Loan Agreement also provides the Lenders with the right to convert the outstanding principal balance of the Loans, in whole or in part in increments of $100,000, into shares of Common Stock at an initial conversion rate equal to two shares of Common Stock per $1.00 of principal amount of Loans to be converted.

The obligations of the Borrower under the Loan Agreement and the other Loan Documents are secured by a first priority security interest granted to the Agent, for the ratable benefit of the Lenders, by each of the Borrower and the Guarantors in and to substantially all of its assets (other than with respect to the Company, which only granted a security interest to the Agent in the shares of capital stock of the Borrower it owns).

Common Stock Purchase Warrant

In connection with its entry into the Loan Agreement, on May 28, 2024, the Company issued to the Initial Lender a warrant (the “Warrant”) exercisable, in whole or in part (in increments of 100,000 shares), for 5,500,000 shares of Common Stock (as may be adjusted in accordance with the terms of the Warrant) at an initial exercise price of $2.00 per share (as may be adjusted in accordance with the terms of the Warrant). The Warrant expires on May 28, 2029.

The foregoing descriptions of the Loan Agreement and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement and the Warrant, which are filed as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
(a)	The Reporting Person beneficially owns an aggregate of 140,536,953 shares of Common Stock, representing 37.1% of the outstanding shares of Common Stock. The aggregate percentage of Common Stock beneficially owned by the Reporting Person is calculated based upon 323,815,298 shares of Common Stock outstanding of the Company as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2024, and includes an additional 50,000,000 shares of Common Stock that may be received upon conversion of the Loans and 5,500,000 shares of Common Stock subject to presently exercisable warrants held by the Reporting Person.
(b)	The Reporting Person has the sole power to vote or direct the voting of all of the 140,536,953 shares of Common Stock beneficially owned by the Reporting Person, sole power to dispose or direct the disposition of 138,536,953 shares of Common Stock beneficially owned by the Reporting Person and shared power to dispose or direct the disposition of 2,000,000 shares of Common Stock beneficially owned by the Reporting Person.
(c)	Other than the transactions described in Item above, the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.
(d)	As of the date of this Amendment No. 1, the Reporting Person’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000,000 shares of Common Stock beneficially owned by the Reporting Person.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in the Statement and in Item 4 of this Amendment No. 1, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.
99.1	Loan and Security Agreement, dated May 28, 2024, by and among Microvast Holdings, Inc., Microvast, Inc., the subsidiaries of Microvast Holdings, Inc. party thereto, Yang Wu and Acquiom Agency Services LLC. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on June 4, 2024).
99.2	Common Stock Purchase Warrant, dated May 28, 2024, issued by Microvast Holdings, Inc. to Yang Wu. (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 4, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Yang Wu

By: /s/ Yang Wu
Name: Yang Wu